June 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Monick, Assistant Chief Accountant

Mr. William Demarest, Staff Accountant

Re:	Ventas, Inc.

Form 8-K Filed May 7, 2021

File No. 001-10989

Dear Ms. Monick and Mr. Demarest,

This letter is in response to the comment letter, dated June 16, 2021, from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“SEC”) regarding the above-referenced filing for Ventas, Inc. (“Ventas” or the “Company”).

Set forth below are the Staff’s comments followed by the Company’s response thereto.

Form 8-K filed May 7, 2021

Exhibits

1.	We note your response to comment 2. Please address the following:
•	We note you label the measure as Normalized FAD. In light of the use of the term normalized, please tell us how you determined it was appropriate to adjust to include the cash impact of lease terminations and modifications. Within your response, please address if you determined such adjustments are representative of your ongoing operating performance and/or normal cash inflows. In addition, please tell us if these adjustments result in a measure that reflects your operating performance and your ability to make distributions that is presented on a consistent basis for all periods presented.
•	Please tell us how you considered Question 100.03 from the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures in your presentation of Normalized FAD. Within your response, please address that it appears that Normalized FAD includes non-recurring gains (i.e. cash impact for lease terminations and modifications) but does not appear to include non-recurring charges.

Response: Consistent with our discussion with the Staff on June 23, 2021, the Company respectfully acknowledges the Staff’s comments and, in light of the Staff’s concerns, will commit to relabeling Normalized Funds Available for Distribution attributable to common stockholders (“Normalized FAD”) as Operating Funds Available for Distribution attributable to common stockholders (“Operating FAD”), on a prospective basis beginning with the second quarter ending June 30, 2021. Additionally, in light of the Staff’s concern regarding the size and context of the Holiday and Brookdale transactions specifically called out as lease terminations/modifications in the Company’s reconciliation from net income to Normalized FAD, the Company commits, on a prospective basis beginning with the second quarter ending June 30, 2021, to remove the adjustments for the “Cash impact of Brookdale lease modification” and “Cash impact of Holiday lease termination” from Operating FAD for the quarters ended June 30, 2020 and September 30, 2020 and the fiscal year ended December 31, 2020, and instead footnote the amounts received from these transactions.

The Company will also clarify in its future disclosures that Operating FAD represents a supplemental measure of the Company’s operating performance to ensure that stockholders, potential investors and financial analysts understand this measure used by management. Specifically, the Company utilizes Operating FAD as a supplemental means of presenting the Company’s operating performance to (i) supplement the understanding of the Company’s operating results and (ii) provide investors with useful supplemental information regarding the Company’s ability to generate income from its operating performance and the impact of the Company’s operating performance on its ability to make distributions to its stockholders. As it is a means of presenting the Company’s operating performance, the Company therefore includes charges and gains from its operating business in Operating FAD.

With regards to the Company’s disclosure within its earnings report on Form 8-K furnished with the SEC on May 7, 2021 (the “May 2021 8-K”), the Company determined that including the amount of lease termination or modification fees received in cash in the calculation of Normalized FAD was appropriate for the following reasons. As a landlord, cash lease terminations and modifications in the Company’s Triple Net and Office segments are a recurring part of the Company’s operating business and are therefore representative of the Company’s ongoing operating performance. Under a lessor/lessee contractual relationship in these segments, to the extent the lessee is not able to meet ongoing rental payments, a lease restructuring or modification may occur, often times through an upfront fee to compensate for lower future rental streams to the Company as landlord. Therefore, the Company determined that the inclusion of lease termination or modification fees received in cash in the calculation of Normalized FAD improves the understanding of the Company’s operating results and income generation available to distribute to stockholders because such cash fees capture future income that the Company is otherwise forgoing pursuant to the terms of the lease termination or modification.

The Company consistently includes such cash fees in Normalized FAD when significant. As such, the Company’s presentation of Normalized FAD for all periods presented within its May 2021 8-K, reflects, on a consistent basis, the effects of significant cash fees received in connection with lease modifications and terminations. Additionally, Normalized FAD results in a measure that reflects the Company’s operating performance and ability to make distributions that is presented on a consistent basis for all periods presented.

The Company respectively advises the Staff that it considered Question 100.03 from the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures (as revised on May 17, 2016) in drafting its disclosures related to the Company’s Normalized FAD in its May 2021 8-K and determined that all significant cash charges and gains related to the Company’s operating business are included in Normalized FAD in the periods presented. Similar to the inclusion of income and costs from lease terminations and modifications, Normalized FAD includes other operating income and costs such as the impact of routine capital expenditures that are required in order for the Company to maintain its properties in the ordinary course.

As noted in the first paragraph above, the Company will make changes to its disclosure on a prospective basis beginning with the second quarter ending June 30, 2021.

*      *      *

Please contact the undersigned at (312) 660-3725 or Carey S. Roberts, Executive Vice President, General Counsel & Corporate Secretary, at (312) 660-3808 if you have any further questions or require any further information.

Very truly yours,

/s/ Robert F. Probst
Robert F. Probst
Executive Vice President and
Chief Financial Officer

cc:	Debra A. Cafaro, Chairman and Chief Executive Officer

Carey S. Roberts, Executive Vice President, General Counsel & Corporate Secretary

Ventas, Inc.

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